

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):
September 30, 2004

HOME PROPERTIES, INC.
(Exact name of Registrant as specified in its Charter)

MARYLAND	1-13136	16-1455126
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

850 Clinton Square, Rochester, New York 14604
www.homeproperties.com
(Address of principal executive offices and internet site)

(585) 546-4900
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01.   REGULATION FD DISCLOSURE

On November 4, 2004, the Registrant issued a press release announcing its results for the third quarter of 2004. The related press release is attached hereto as Exhibit 99.1. The information in this Current Report is being furnished pursuant to Item 7.01, Regulation FD Disclosure.

The attached press release includes a presentation of Home Properties' Funds from Operations ("FFO") and Net Operating Income ("NOI"). FFO does and NOI may fall within the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K and as a result Home Properties is or may be required to include in this Current Report a statement disclosing the reasons why management believes that presentation of these measures provides useful information to investors. The Company believes that FFO is helpful to investors as a supplemental measure of the operating performance of a real estate company because, along with cash flows from operating activities, financing activities and investing activities, it provides investors an understanding of the ability of the Company to incur and service debt and to make capital expenditures. Home Properties believes that NOI is helpful to investors as a supplemental measure of the operating performance of a real estate company because it is a direct measure of the actual operating results of the Company's apartment properties. The Company also uses these two measures to compare its performance to that of its peer group.

ITEM 9.01.   FINANCIAL STATEMENTS AND EXHIBITS.

c.   Exhibits

Exhibit 99.1   Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 5, 2004   HOME PROPERTIES, INC.
(Registrant)

By: /s/ David P. Gardner
David P. Gardner, Executive Vice President
and Chief Financial Officer



FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS
THIRD QUARTER 2004 RESULTS
Net Operating Income Increases; Sale of Affordable Properties Completed

ROCHESTER, NY, November 4, 2004 – Home Properties (NYSE:HME) today released financial results for the third quarter and nine months of 2004. All results are reported on a diluted basis.

"Rental rates, total revenues and net operating income continued to improve in the third quarter, even though the occupancy level at Home Properties' apartment communities continues to be challenged by the lack of meaningful job growth and low home mortgage rates," said Edward J. Pettinella, President and CEO. "Year to date we are pleased that occupancy and average monthly rents have increased over last year."

Earnings per share ("EPS") for the quarter ended September 30, 2004 was $0.09 compared to $0.30 for the quarter ended September 30, 2003, a decrease of 69.9%, primarily attributable to the significant loss on disposition of property that was recognized in 2004 as compared to 2003. This loss related to the sale of the affordable limited partnerships. EPS for the three months ended September 30, 2004 for income from continuing operations was $0.30 compared to $0.28 for the year-ago period. EPS for the nine months ended September 30, 2004 was $0.49 compared to $0.75 for the nine months ended September 30, 2003, or a decrease of 34.8%, primarily attributable to the loss on disposition of property as described above. However, income from continuing operations for the nine months ended September 30, 2004 was $0.74 compared to $0.71 for the nine months ended September 30, 2003.

For the quarter ended September 30, 2004, Funds From Operations ("FFO") was $28.3 million, or $0.56 per share, as compared to $37.4 million, or $0.78 per share, for the quarter ended September 30, 2003. These results equated to a 24.4% decrease in total FFO from the comparable prior-year period and a 27.8% decrease on a per-share basis. Results for the 2004 third quarter include a combined loss on sale of property of $9.9 million, or $.20 per share, related to the disposal of affordable limited partnerships. Consistent with the Securities and Exchange Commission's guidance on non-GAAP financial measures recently adopted by the National Association of Real Estate Investment Trusts (NAREIT), FFO has not been adjusted to add back this impairment charge as it would have been under the prior definition of FFO. The result before this non-recurring impairment charge was $0.76 per share, which was $.01 per share below the low end of the range of guidance previously provided by the Company. FFO for the nine months ended September 30, 2004 was $94.9 million, or $1.90 per share, compared to $101.4 million, or $2.13 per share, a 6.4% decrease in total FFO from the prior year and a 10.8% decrease on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this press release.

Third Quarter Operating Results

For the third quarter of 2004, same-property comparisons (for 141 "Core" properties containing 39,586 apartment units owned since January 1, 2003) reflected an increase in total revenues of 2.8% as compared to the same quarter a year ago. Net operating income ("NOI") increased by

1.9% from the third quarter of 2003. Property level operating expenses increased by 4.1% for the quarter, primarily due to increases in repairs and maintenance, personnel, property insurance and real estate taxes, offset in part by a reduction in advertising and office and telephone.

Average economic occupancy for the Core properties was 92.8% during the third quarter of 2004, down from 93.4% during the third quarter of 2003. Average monthly rental rates increased 2.9% to $951 as compared to the year-ago period.

On a sequential basis, compared to the 2004 second quarter results for the Core properties, total revenues were up 0.2% in the third quarter of 2004, expenses were down 0.2% and net operating income was up 0.4%. Average economic occupancy was down 1.0% from the second quarter, but average monthly rents were 1.1% higher.

Occupancies for the 3,216 net apartment units acquired between January 1, 2003 and September 30, 2004 (the "Recently Acquired Communities") averaged 93.2% during the third quarter of 2004, at average monthly rents of $1,064.

Year-to-Date Operating Results

For the nine months ended September 30, 2004, same-property comparisons for the Core properties showed an increase in total revenues of 4.1% resulting in a 2.2% increase in net operating income compared to the first nine months of 2003. Property level operating expenses increased by 6.5%, primarily due to increases in repairs and maintenance, personnel, property insurance and real estate taxes, offset in part by reductions in snow removal and advertising. Average economic occupancy for the Core properties improved from 92.4% to 93.4%, with average monthly rents rising 2.6% to $941.

The yield on the Recently Acquired Communities during the nine months of 2004 averaged 6.6% on an annualized basis, which is in line with previously announced expected first-year results (calculated as the net operating income from the properties, less an allowance for general and administrative expenses equal to 3% of revenues, all divided by the acquisition costs plus capital improvement expenditures in excess of normalized levels).

Acquisitions and Dispositions

During the third quarter, the Company announced the acquisition of three apartment communities in two unrelated transactions. The acquisitions consisted of two communities in Florida with 836 units and one community in northern New Jersey with 372 units. The total purchase price of $106.8 million, including closing costs, equated to an average of $88,400 per apartment. Consideration included $75.5 million of new or assumed debt (fair market value of $76.8 million) and $31.3 million in cash. The weighted average first year capitalization rate projected on these acquisitions is 6.4%.

During the third quarter, the Company sold one community with a total of 396 units located in South Bend, Indiana. The total sale price of $17.5 million equated to approximately $44,200 per unit. The Company recorded a loss (before allocation of minority interest) in the third quarter of approximately $115,000 related to this sale.

In conformity with NAREIT guidelines, the gain or loss from the sale of real property is not included in reported FFO results.

Update on Sale of Affordable Properties

Effective September 30, 2004, the Company closed on the sale of its general partner interests in 22 of its 41 Upstate New York, Ohio and Maryland properties with a total of 1,718 units. The Company has under contract with the buyer of these 22 partnerships an additional eight partnerships, pending lender approval, with a total of 490 units. In addition to this sale, the Company has received a letter of intent to purchase general partnership interests in eight other properties with a total of 612 units.

Of the remaining two properties (three partnerships), with a total of 1,940 units, the Company will retain its ownership interest and will continue to manage one of them while it pursues various disposition options. The other property (two partnerships) is being disposed of through a default on the non-recourse financing. The Company has met with the federal agency which insured the repayment of that financing. That agency has agreed that the Company may continue to manage the property until the agency can auction or sell the loan in a note sale. The note sale is expected to occur in March, 2005, but it may occur later. The Company has agreed to repurchase in January, 2005 the limited partner's 99.99% interests in accordance with the partnership agreements. The Company has recorded the liability to repurchase these limited partnership interests and the resulting loss on disposition of property of $5.0 million.

In addition to the $5.0 million loss described above, the loss on disposition of property includes an additional impairment of value of $3.6 million relating to the sale of the 22 affordable properties and the eight properties under contract for sale, further impairment to the properties under the above-referenced letter of intent of $500,000 and a reduction to fair market value of $800,000 for the property the Company will continue to hold for sale. The total $9.9 million loss on disposition of property is before allocation of minority interest.

"Home Properties' exit from the affordable business will affect the bottom line in a positive way going forward," said Pettinella. "Besides adding a couple of cents to earnings in the next twelve months alone, the sale now allows our team to focus its total energy and talents solely on our core business of owning and managing market-rate apartment communities, which will add further value for our shareholders."

In March, 2004, under FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46R"), the Company had made the determination that all 41 limited partnerships were Variable Interest Entities. The Company had further determined that it was the primary beneficiary in 34 of the limited partnerships and began consolidating these entities effective March 31, 2004. The Company also determined that it was not the primary beneficiary in seven partnerships syndicated under U.S. Department of Housing and Urban Development subsidy programs. These seven investments will continue to be accounted for under the equity method. Due to the sale and letter of intent effective September 30, 2004, the results of operations of the 34 limited partnerships for the three- and nine-month periods ended September 30, 2004 have been consolidated herein and reported as discontinued operations. The balance sheet consolidates the accounts of the remaining twelve of the original 34 properties classified as held for sale as of September 30, 2004.

A schedule has been added to the supplemental information to provide a Balance Sheet before the effect of FIN 46R, the effect of consolidating these entities, and the resulting Balance Sheet, as reported.

Capital Markets Activities

During the third quarter of 2004, the Company raised $4.7 million by issuing additional shares (at an average cost of $39.03 per share) under its Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP").   Approximately $4.4 million was from reinvested dividends and $300,000 from optional cash purchases.

As of September 30, 2004, the Company's ratio of debt-to-total market capitalization was 44.1%, with $70.5 million outstanding on its $115.0 million revolving credit facility and $7.8 million of unrestricted cash on hand. Mortgage debt of $1.6 billion was outstanding, at rates of interest averaging 6.0% and with staggered maturities averaging approximately eight years. Approximately 88% of total indebtedness is at fixed rates. Interest coverage averaged 2.7 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.5 times. The percentages, loan balances and other statistics are prior to FIN 46R consolidations on the Balance Sheet to provide a better comparison to the December 31, 2003 Balance Sheet.

The Company estimates its net asset value ("NAV") per share at September 30, 2004 to range from $47.51 to $37.36 based on capitalizing, at rates from 7.0% to 8.0%, the total of the annualized and seasonally adjusted third quarter property net operating income, plus a 4% growth factor, minus a management fee. The Company believes the lower cap rate reflects current market conditions, while the higher cap rate represents a longer-term theoretical cap rate.

A total of 57,500 shares were repurchased during the quarter at a weighted average price of $38.07 per share. The Company continues to have Board authorization to buy back up to approximately 3.1 million shares of its common stock or Operating Partnership Units.   In addition, the Board removed certain price restrictions, which substantially enhances the Company's ability to repurchase shares.

Outlook

The Company has tightened its FFO guidance from operations (excluding impairment charges on real estate) for full year 2004, reducing the high end of the range by six cents and reducing the low end of the range by three cents. This results in annual operations FFO guidance in the range of $2.83 to $2.86, with the fourth quarter between $0.71 and $0.74.   The four cent reduction at the midpoint for the year is a combination of a two cent miss for the third quarter, as well as a reduction to the fourth quarter midpoint of an additional two cents. Guidance, inclusive of real estate impairment charges, will be $2.61 to $2.64 for the year and $0.71 to $0.74 for the fourth quarter.   Assumptions used for the projections are included with the published supplemental information and will be discussed on the conference call Friday.

For 2005, the Company expects FFO per share between $2.83 and $2.97. Additional detail on 2005 projections will be provided when year-end 2004 results are released.

Correction to Previously Reported Ex-Dividend Date

On November 2, 2004, the Company reported that the next ex-dividend date for the common and Series F preferred stock was November 10, 2004 when, in fact, both the common and preferred stock will begin trading ex-dividend on November 12, 2004. The common dividend of $0.63 for the quarter ended September 30, 2004 is payable on November 26, 2004 to shareholders of record on November 16, 2004.   The dividend on the Series F Cumulative

Redeemable Preferred Stock for the quarter ending November 30, 2004 is $0.5625, payable on November 30, 2004 to shareholders of record on November 16, 2004.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-547-9328 (International 212-748-2745). A replay of the call will be available by dialing 800-633-8284 or 402-977-9140 and entering 21164174. Call replay will become available beginning at approximately 1:00 PM Eastern Time and continue until approximately 1:00 PM on November 12, 2004. The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "Financial Information."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is the sixth largest publicly traded apartment company in the United States. A real estate investment trust with operations in selected Northeast, Midwest, Mid-Atlantic and Southeast Florida markets, the Company owns, operates, acquires and rehabilitates apartment communities. Currently, Home Properties operates 187 communities containing 48,010 apartment units. Of these, 42,822 units in 153 communities are owned directly by the Company; 3,766 units are partially owned and managed by the Company as general partner, and 1,422 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Third Quarter Results	Avg. Economic Occupancy[c]		Q3 '04	Q3 '04 vs. Q3 '03		
	Q3 '04	Q3 '03	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	92.8%	93.4%	$ 951	2.9%	2.2%	1.9%
Acquisition Properties**[b]**	93.2%	NA	$1,064	NA	NA	NA
TOTAL PORTFOLIO	92.8%	93.4%	$ 958	NA	NA	NA

Year-To-Date Results	Avg. Economic Occupancy		YTD '04	YTD '04 vs. YTD '03		
	YTD '04	YTD '03	Average Monthly Rent/ Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% NOI Growth
Core Properties[a]	93.4%	92.4%	$ 941	2.6%	3.7%	2.2%
Acquisition Properties**[b]**	91.4%	NA	$1,107	NA	NA	NA
TOTAL PORTFOLIO	93.2%	92.4%	$ 949	NA	NA	NA

[a] Core Properties includes 141 properties with 39,586 apartment units owned throughout 2003 and 2004.

[b] Reflects 12 properties with 3,216 apartment units acquired subsequent to January 1, 2003.

[c] Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
Rental income	$113,237	$103,792	$331,496	$304,370
Other income – property related	4,750	3,855	13,373	11,366
Interest and dividend income	150	95	448	351
Other income	805	1,028	1,968	3,349
Total revenues	118,942	108,770	347,285	319,436
Operating and maintenance	50,372	45,512	153,438	138,099
General and administrative	4,879	4,670	14,496	14,371
Interest	23,496	21,430	68,060	64,693
Depreciation and amortization	23,445	19,624	67,377	57,140
Impairment of assets held as General Partner	-	1,888	1,116	2,408
Total expenses	102,192	93,124	304,487	276,711
Income from operations	16,750	15,646	42,798	42,725
Equity in earnings (losses) of unconsolidated affiliates	25	(313)	(538)	(1,497)
Income before minority interest and discontinued operations	16,775	15,333	42,260	41,228
Minority interest in Operating Partnership	(4,746)	(4,482)	(11,844)	(11,473)
Income from continuing operations	12,029	10,851	30,416	29,755
Discontinued operations				
Income (loss) from operations, net of minority interest	(288)	710	(1,679)	1,020
Gain (loss) on disposition of property, net of minority Interest	(6,816)	35	(6,305)	355
Discontinued operations	(7,104)	745	(7,984)	1,375
Income before loss on disposition of property	4,925	11,596	22,432	31,130
Gain (loss) on disposition of property, net of minority interest	-	8	(67)	(2)
Income before cumulative effect of change in accounting principle	4,925	11,604	22,365	31,128
Cumulative effect of change in accounting principle, net of minority interest	-	-	(321)	-
Net Income	4,925	11,604	22,044	31,128
Preferred dividends	(1,898)	(2,646)	(5,695)	(9,356)
Net income available to common shareholders	$ 3,027	$ 8,958	$ 16,349	$ 21,772
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 3,027	$ 8,958	$ 16,349	$ 21,772
Preferred dividends – convertible preferred stock	548	1,296	1,645	5,306
Real property depreciation and amortization	23,225	19,512	67,566	56,889
Real property depreciation – unconsolidated	-	725	556	1,837
Impairment on general partnership investment – real estate	-	1,785	945	1,785
Impairment of real property	-	-	-	423
(Gain) loss on disposition of property	-	69	50	79
Minority Interest	4,746	4,482	11,844	11,473
Minority Interest – income from discontinued operations	(135)	389	(805)	567
Minority Interest – gain (loss) on disposition of discontinued operations	(3,195)	-	(3,195)	-
(Gain) loss on disposition of discontinued operations	94	(35)	(417)	(355)
Loss from early extinguishment of debt in connection with sale of Candlewood Apartments	-	261	-	1,610
Cumulative effect of change in accounting principle	-	-	321	-
FFO [(1)]	$ 28,310	$ 37,442	$ 94,859	$101,386


HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited)


	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
Weighted average shares/units outstanding:				
Shares – basic	33,293.9	29,522.3	32,840.7	28,485.4
Shares – diluted	33,738.0	30,037.7	33,280.7	28,874.2
Shares/units – basic[2]	48,894.6	45,611.9	48,660.3	44,577.3
Shares/units – diluted[2]	49,338.6	48,078.9	49,100.3	47,624.0
Per share/unit:				
Net income – basic	$.09	$.30	$.50	$.76
Net income – diluted	$.09	$.30	$.49	$.75
FFO – basic[3]	$.57	$.79	$1.91	$2.16
FFO – diluted[4]	$.56	$.78	$1.90	$2.13
AFFO[5]	$.45	$.66	$1.56	$1.78
AFFO - before impairments[6]	$.65	$.66	$1.79	$1.78
Common Dividend paid	$.62	$.61	$1.86	$1.83

[1] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. This presentation assumes the conversion of dilutive common stock equivalents and convertible preferred stock. Other similarly titled measures may not be calculated in the same manner.

[2] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[3] FFO for the three months ended September 30, as computed for basic is gross FFO of $28,310 and $37,442 in 2004 and 2003, respectively, less convertible preferred dividends of $548 and $1,296 in 2004 and 2003, respectively. FFO for the nine months ended September 30, as computed for basic is gross FFO of $94,859 and $101,386 in 2004 and 2003, respectively, less convertible preferred dividends of $1,645 and $5,306 in 2004 and 2003, respectively.

[4] FFO for the three months ended September 30, as computed for diluted is equal to basic FFO of $27,762 in 2004 and $36,146 in 2003, plus the Series C – E convertible preferred dividend of $1,296 in 2003. FFO for the nine months ended September 30, as computed for diluted is equal to basic FFO of $93,214 in 2004 and $96,080 in 2003 plus the Series C – E convertible preferred dividend of $5,306 in 2003.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. AFFO is computed by reducing gross FFO for each period by the share of annual reserve for each period of: $5,583 for third quarter 2004; $5,475 for third quarter 2003; $16,557 for the nine months ended September 30, 2004; and $16,489 for the nine months ended September 30, 2003. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[6] AFFO before impairments is provided to be consistent with how impairment charges were treated by NAREIT in 2003.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	September 30, 2004	December 31, 2003
Land	$ 407,357	$ 387,655
Buildings, improvements and equipment	2,656,669	2,365,337
Real estate held for sale or disposal, net	79,607	-
	3,143,633	2,752,992
Accumulated depreciation	(390,757)	(330,062)
Real estate, net	2,752,876	2,422,930
Cash and cash equivalents	8,267	5,103
Cash in escrows	44,465	39,660
Accounts receivable	5,900	4,437
Prepaid expenses	20,128	18,184
Investment in and advances to affiliates	27	5,253
Deferred charges	13,533	9,057
Other assets	2,944	8,693
Total assets	$2,848,140	$2,513,317
Mortgage notes payable	$1,632,230	$1,380,696
Line of credit	70,500	-
Accounts payable	24,118	13,178
Accrued interest payable	8,869	7,013
Accrued expenses and other liabilities	22,629	18,959
Security deposits	23,683	21,664
Total liabilities	1,782,029	1,441,510
Minority interest	316,294	330,544
Stockholders' equity	749,817	741,263
Total liabilities and stockholders' equity	$2,848,140	$2,513,317
Total shares/units outstanding:		
Common stock	33,485.3	31,966.2
Operating partnership units	15,595.9	15,974.7
Series D convertible cumulative preferred stock*	833.3	833.3
	49,914.5	48,774.2

*Potential common shares

# # #

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237